

PACHA

A rapidly growing organic CPG brand fueled by a super-seed: sprouted buckwheat

livepacha.com   San Diego, CA   [in] [▶] [f] [⊙] [🔗] [♪]

| Female Founder | Food & Beverage | Consumer Goods | B2C | Health & Fitness |

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Repeat Founder
Founder has started a previous company funded with $2M+

1	$3.6MM Run Rate & 600% YoY Sales Growth
2	High-velocity sales and nationwide distribution with Whole Foods
3	>70% QoQ growth in online revenue in 2023
4	Created by the founder of Boochcraft Organic Hard Kombucha
5	The only bread that checks all of the boxes: Gluten-free, Organic, Vegan, Oil-free, & Allergen-free
6	Our OG recipe has only TWO ingredients: Sprouted Buckwheat and Salt!
7	Leading packaging innovation in the bread category with 100% home-compostable packaging
8	FIRST and ONLY verified regenerative bread sold nationwide (Soil & Climate Initiative Verified)

Featured Investor



Joe Caldera
Invested **$476,000** ⓘ

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""To nourish the health of people and our planet with nutritious food" As Co-founder of Trilogy Sanctuary with my wife Leila, I have witnessed our similarly aligned mission statement resonates deeply with our clientele and consequently the abundance it has created for us. The financial and environmental sustainability working together created a powerful incentive for us to invest our resources into this project. Additionally, I have seen Adam, the CEO of Pacha, take a good idea and transform it into a highly successful business in Boochcraft. Another project we had the inspiration to invest in and we are happy we did! We believe an investment in Pacha will pay dividends to both investors and our planet!"

Our Team



Adam Hiner CEO

Adam has founded 4 companies in the food and beverage space including "Boochcraft" -- the 1st hard kombucha in the world and currently the market leader.



Madeleine Hamann Director of Marketing

A PhD Oceanographer gone rogue in order to take real action towards a sustainable economy. Maddie ramped PACHA revenue from $0 in D2C sales to over $120K monthly in less than 1 year with a conversion rate on the website of over 6%.



Joe & Leila Caldera Lead Investors | Board Members

Our friends joke that everything Joe and Leila touch turns to gold. Their award-winning, 7-figure vegan restaurant / yoga studio / venue / boutique - Trilogy Sanctuary - is a destination and San Diego favorite.



Jordan Frank Direct to Consumer Consultant

12+ years of D2C digital marketing experience. Jordan founded, scaled, and exited two 7-figure digital e-commerce businesses. Former VP of Growth at Graphite Growth, crafting digital growth strategies for Netflix, Upwork, BetterUp, Calm, and Neiman Marcus



Mateo Sluder Sales Director

With 10+ years of experience in the natural CPG industry, Mateo grew Guayaki Yerba Mate from $24M to $72M / 40 to 300 employees in 4.5 years. At PACHA, he works to disrupt the category and make sprouted buckwheat a staple in the dynamic gluten-free market

PACHA - 2-ingredient superseed bread

Finally - A high-quality gluten-free bread that tastes GOOD...

Let's be honest here. The gluten-free bread market was once a wasteland of chalky, flavorless breads, and – though flavor has improved in recent years – many questionable ingredients like gums, seed oils, and fillers have set the scene. **There just isn't a good, clean, gluten-free option out there.**

Our answer to tasteless, unhealthy, hardly digestible gluten-free bread? **PACHA sprouted buckwheat bread. It's got only 2 ingredients + organic herbs and spices, and ZERO unnecessary gums, binder, fillers or harmful additives.** This bread is as clean as can be, and has been heralded as "the only bread I can eat" by hundreds of satisfied customers (Not to mention the thousands more who just think it's delicious!)


OUR PURPOSE
TO NOURISH THE HEALTH OF PEOPLE AND THE PLANET WITH REGENERATIVELY GROWN FOOD
GLUTEN FREE SOURDOUGH BUCKWHEAT BREAD CHEESY HERB
GLUTEN FREE SOURDOUGH BUCKWHEAT BREAD GARLIC RYE
GLUTEN FREE SOURDOUGH BUCKWHEAT BUNS
GLUTEN FREE SOURDOUGH BUCKWHEAT BREAD ORIGINAL
OUR VALUES
LEAD WITH LOVE.
STAY CURIOUS.
SEEK BALANCE.
EMBRACE DIVERSITY.
LEAVE IT BETTER.
LIVE PACHA


A NEW KIND
OF BREAD

... made by a company that gives a s$%*.

At PACHA, we're in the game for a purpose even greater than giving people food that's actually good for their bodies. Our mission is to nourish the health of people AND our planet with nutritious food. Our sprouted buckwheat bread is inclusive to all kinds of dieters — on top of being gluten-free and organic, our products are vegan and free of the top 9 food allergens. And we are also *uncompromising* in our commitment to not-just-greenwashed sustainability. We believe that by creating the kind of product and packaging people never knew they could demand, businesses like PACHA can drive real change in a broken food system. Our ingredients are sourced from regenerative farms that are taking care of our nation's precious topsoil, and our packaging is 100% home-compostable.


SOIL & CLIMATE HEALTH
INITIATIVE VERIFIED
First product EVER to obtain Soil Carbon Initiative's Regenerative Product Verification
ONLY 4 INGREDIENTS!
ONLY 3 INGREDIENTS!
ONLY 2 INGREDIENTS!
Home-compostable Bread Bags!
ONLY 5 INGREDIENTS!


SOAKED & SPROUTED



BREAD WITHOUT THE BLOAT

Removes anti-nutrients
Breaks down phytic acid
Makes nutrients bio-available

WILD-FERMENTED

Uses only naturally-occurring wild yeast
An age-old practice
Improves Digestion
Reduces bloating

YOUR POTENTIAL RETURNS

2020
PRE-SEED ROUND

POST-MONEY VALUATION
$407K

▶

2023
SEED ROUND

PRE-MONEY VALUATION
$3.29M

▶

2024
SERIES A VALUATION

POST-MONEY VALUATION
$11.1M

2025
SERIES B VALUATION

PRE-MONEY VALUATION
2.2x return **$24M***

▶

2028
SERIES C VALUATION

PRE-MONEY VALUATION
9x return **$100M***

*Valuations based on 3x projected annual revenue. These are not guaranteed.

Guaranteed Return – Good juju for making a planet-forward investment



YOUR PARA INVESTMENT PERKS

$250	Gets you 20% off your order
$500	Gets you 30% off your order
$1000	Gets you 50% off your order
$2500	Gets you a T-shirt
$5000	Gets you a sweatshirt
$10000	Gets you a tour of the facility

Each perk includes the perks from the lower investment tiers!

We've made some progress since our last raise

Thanks to our WeFunder investors in 2023, we've made some major strides!

Here's some of the things we've been able to accomplish with their help...

BEFORE AND AFTER OUR LAST WEFUNDER CAMPAIGN

WE EXPANDED OUR REACH

BEFORE LAST WEFUNDER



- **65** locations
- Gelsons, Jimbos, Mother's Markets, Erewhon, Bristol Farms, Down to Earth, **KeHE SoCal Warehouse, UNFI SoCal Warehouse**

AFTER LAST WEFUNDER



- **622** locations
- Gelsons, Jimbos, Mother's Markets, Erewhon, Bristol Farms, Down to Earth, **KeHE SoCal & NE Warehouse, UNFI SoCal Warehouse, 10 UNFI Warehouses Nationwide**

WE STARTED PRE-SLICING

BEFORE LAST WEFUNDER

UNSLICED LOAVES



- Customers **needed to thaw and slice** by hand before eating
- **Confusing** format for people accustomed to buying sliced bread

AFTER LAST WEFUNDER

PRE-SLICED LOAVES



- Customers can **toast their bread directly** out of the freezer.
- Grocery stores are more likely to carry our **bread in the frozen section**

WE'RE USING LESS PACKAGING

WE'RE USING LESS PACKAGING

BEFORE LAST WEFUNDER



- Compostable vacuum seal **bags with cardboard box**
- More materials used / **more expensive**
- **Very labor-intensive** to vacuum seal and package

AFTER LAST WEFUNDER



- Compostable bread **bags with cardboard clip closures**
- Less Expensive / **less materials / smaller footprint**
- Easier to pack
- Even **better for the planet!**

WE CUT OUT OUR BIGGEST BOTTLENECK

BEFORE LAST WEFUNDER

METAL PANS HAND-LINED WITH PARCHMENT PAPER



- Extremely **labor intensive / slow**
- **Imperfections** affect product appearance

AFTER LAST WEFUNDER

COMPOSTABLE PAPER LOAF PANS



- **Eliminates** time consuming production bottleneck
- **Ensures uniformity** in product appearance

WE UPPED OUR SOURCING GAME

BEFORE LAST WEFUNDER	AFTER LAST WEFUNDER



- Certified organic buckwheat **purchased from a mill**
- Exact **farms unknown**

- **Verified regenerative** / Certified organic buckwheat
- **Purchased directly from farmers** in Minnesota, North Dakota, and South Dakota
- 1000 acres newly committed to **regenerative practices**

PLUS Exciting changes coming to PACHA this year

INNOVATION: PACHA CRACKERS



2 INGREDIENTS! SATISFYING CRUNCH!

SPROUTED BUCKWHEAT CRACKERS

EXPECTED CRACKERS MARKET SIZE

■ Market Size (Billion Dollars)

$32 B

$21.34 B

| | 2021 | 2030 |

They're crispy. They're addictive. They're completely OIL-FREE and

FLOUR-FREE. These PACHA crackers are a revolution for the cracker aisle. AND they're going to be packaged in a 100% home-compostable and *resealable* pouch.

The best part? Expanding into a new category means even more room for PACHA to expand. The cracker industry is HUGE (8x larger than gluten-free bakery markt), and there is a ton of room for growth. PACHA crackers will be shelf stable, meaning they'll be easier and less expensive to ship to our online customers. We're so excited to get these crackers off the ground and into bellies nationwide – hopefully by Fall 2024 🤞



LOAF SIZE / SLICE SIZE IMPROVEMENTS

CURRENT & PLANNED LOAF SIZE

CURRENT & PLANNED SLICE SIZE

- Current loaf has more but **smaller slices**

- Planned loaf will have fewer but **bigger slices**

We've decided – due to lots of customer feedback – that we're going to change the dimensions of our product. While the net weight will remain the same, we are shortening the length of the loaf so that the slice sizes are larger and usable for a wider range of applications. Our current loaf has 20 slices – the new loaf will have 14. We anticipate that having a sandwich-sized and -shaped slice will increase usage as customers will no longer need to buy another type of bread for their sandwiches. The change will also allow our bread to stand up on its own and fit in all change will also allow our bread to stand up on its own and fit in all grocery store shelves with the front panel facing outwards, which we anticipate will help to drive retail velocity.

PACKAGING LINE AUTOMATION

BEFORE LAST WEFUNDER



- Packaging manually **done by hand**
- Extremely **labor intensive / slow**
- **Chokes** production speed

AFTER LAST WEFUNDER



- **Automated** packaging line
- **Eliminates** unnecessary labor
- **Faster and consistent** production speed

We're in the process of procuring a new packaging line. This flow-wrap machine will allow us to cut labor costs on production by more than half. The packaging itself will still be 100% home compostable, but the bag will be fully sealed. This enables us to flush the product with nitrogen to extend its shelf life and decrease freezer burn that may occur from freeze-thaw cycles in transit.

PLUS – with new packaging means a new, more cohesive look for our brand. We're excited to bring in all these changes that will help PACHA stand out on the shelf!

SO - WHY INVEST NOW?

Gluten-free bread is on the rise nationwide



Crafted from whole, sprouted buckwheat, PACHA is playing in the booming whole grain gluten-free bread category. Due to recent upsurges in food allergies, dietary restrictions, and a consumer shift towards healthier lifestyle choices, the gluten-free bread market is flourishing. From 2019 to 2020, the gluten free bread market grew 22%, and whole grain gluten-free bread led the way with a 32.7% leap. The **gluten-free bakery industry** was valued at 1.81 billion in 2022, and it is expected to grow to 4.15 billion by 2030.



GROWTH

	ALL GF BREAD	GF WHOLE GRAIN	GF WHITE
2019 TOTAL MARKET	$63,838,928	$63,838,928	$63,838,928
2020 TOTAL MARKET	$77,856,756	$77,856,756	$77,856,756
% GROWTH	+22%	+32.7%	+17.9%

SPINSscan data - Total US, 12-month period ending 10-4-20. Does not include Whole Foods data.

Our star ingredient, Buckwheat, is on its way to culinary stardom

Move over, quinoa. There's a new superfood in town, ancient yet newly discovered: buckwheat.

According to multiple sources – including industry giants like Whole Foods – Buckwheat is trending and poised to take American kitchens by storm. They're buzzing about its potential, praising its versatility and health benefits. Think gluten-free, protein-packed goodness with a nutty edge.

And the health benefits? They're a whole other story. Packed with fiber, buckwheat keeps you feeling fuller for longer, aiding in weight management. Its unique protein profile boasts all nine essential amino acids, making it a complete protein source for vegetarians and flexitarians. Plus, it's chock-full of antioxidants and minerals, keeping immune systems at-the-ready.

We chose buckwheat as our start ingredient LONG before it was trendy, and we're both creating and riding the wave of recognition it's getting in recent years. We're stoked to have an amazing buckwheat supply chain and an opportunity to bring delicious buckwheat-based foods to consumers across America.

We launched into Whole Foods Nationwide – and it's going great

In October 2023, PACHA came to Whole Foods Nationwide (over 450 locations) and sales have been on an upward trend since then. In January, we ran our first on shelf promotion and saw a lift in unit sales of over 60% (we anticipated 30-40% based on industry standards), and our sales have sustained a 32% lift in the weeks since the promotion period ended. Our buyers are very pleased with the natural adoption of the brand. People are trying and buying on repeat! Did we mention that WE'RE THE ONLY ORGANIC & GLUTEN-FREE BREAD ON THE SHELVES AT WHOLE FOODS NATIONWIDE?



Online sales are booming

PACHA began its e-commerce journey in April of 2022, which is when we completely re-built the website and overhauled our Direct to Consumer strategy. We have since scaled our online revenue to roughly $220,000/month. We acquire the majority of our new customers from

$220,000/month. We acquire the majority of our new customers from Meta (Facebook) advertising, through which we are, on average, first order profitable. Our website had a 5.66% website conversion rate in Q4 of 2023, which is excellent compared to industry benchmarks which are closer to 2.5-3%.



In the last 3 months, we have sold almost 40,000 loaves of bread through our website. A portion of those sales are from our email channel, and in the last year we've driven 30.9% of our online revenue through email campaigns.

Our business model is omnichannel, including both Direct-to-Consumer online sales and retail grocery sales through distributors. Initially our strategy was to build our brand through targeted Direct-to-Consumer (DTC) marketing and sales followed by a national retail launch in a major natural retailer. In October 2023 we completed this objective launching Whole Foods in every store in the US with 3 of our SKUs. We now have significant growth potential in both our retail and e-commerce channels. With products in distributor warehouses in every region of the country, we are poised to target both independent natural retailers and large chain accounts. To acquire customers through e-commerce, our main driver of growth has been Facebook and Instagram ads. Our data shows that we've captured only roughly 2% of possible

ads. Our data shows that we've captured only roughly 2% of possible impressions within our target audience demographic, meaning there is huge upside potential outside of our core existing customer base. We believe we can scale Facebook and Instagram ad spend by 5-8x and maintain existing return on ad spend. In addition to DTC and Retail we are launching a third channel in 2024 targeting food service contracts which typically have higher margins and lower costs than retail.


E-COMMERCE
PERFORMANCE HIGHLIGHTS
WEBSITE CONVERSION RATE
5.66%
vs
industry standard 2.5%
FACEBOOK ADS
3-6X
daily return on ad spend
1.98%
click-through-rate
MONTHLY SUBSCRIBERS
1165
5% growth
month-over-month
EMAIL MARKETING
percent of revenue
30%
PACHA

Poised for profitability in 2025

PACHA is poised to significantly grow sales over the next 3 years through Direct-to-Consumer marketing, and retail sales expansion. Our growth plan predicts 289% YoY growth in 2024 and 186% YoY growth in 2025. We will achieve profitability in 2025 when we hit a gross revenue of $650K per month, which translates to 16,000 case equivalents per month. In January 2024 we sold 5,800 case equivalents. We believe that we have just begun to scratch the surface of Direct-to-Consumer demand and with Whole Foods nationwide distribution we are in a great position to expand significantly in retail; the anticipated growth in our forecast is very attainable now that we are set up for economies of scale with more efficient equipment. We just need the capitalization to

give us the runway to profitability.



Forward-looking projections are not guaranteed.

This bread is good for everyone

Here at PACHA, we specialize in crafting sprouted buckwheat bread that makes your body, the planet, and your tastebuds happy. We sell 4 varieties of organic sourdough buckwheat bread — Sourdough Buckwheat Loaves in Original, Cheesy Herb, and Garlic Rye varieties as well as original Sourdough Buckwheat Buns. Our topseller and flagship product – the OG Buckwheat Loaf – is crafted from **only TWO ingredients** (sprouted buckwheat and sea salt). For our other flavors, we start with the buckwheat base and add some organic seasonings and herbs, like nutritional yeast and caraway seed. What is guar gum? Who cares – you won't find it (or any other unfamiliar stuff) on our nutrition facts panels. PACHA is a new kind of bread with an emphasis on inclusivity. We are vegan, non-GMO, free of the top 9 food allergens, certified gluten-free and organic, and verified regenerative.


ONLY 3 INGREDIENTS!
PACHA
GLUTEN FREE
SOURDOUGH BUCKWHEAT BUNS
ONLY 2 INGREDIENTS!
PACHA
GLUTEN FREE
SOURDOUGH
BUCKWHEAT BREAD
ORIGINAL
ONLY 4 INGREDIENTS!
PACHA
GLUTEN FREE
SOURDOUGH
BUCKWHEAT BREAD
GARLIC "RYE"
ONLY 5 INGREDIENTS!
PACHA
GLUTEN FREE
SOURDOUGH
BUCKWHEAT BREAD
CHEESY HERB
PACHA

We choose buckwheat as the star ingredient of our bread because of its utility as a cover crop in soil-building farm practices, and we source most of our buckwheat from regenerative farms. This year, our bread became the first product EVER to obtain Soil Carbon Initiative's Regenerative Product Verification. We source over 70% of our buckwheat from regenerative farmers in Minnesota and North & South Dakota. On top of that, each of our products are packed in a home-compostable bread bag derived from eucalyptus and cassava. Even the clip closure is compostable – it's made from cardboard instead of plastic 👍


PACHA
COMMITTED TO SUSTAINABILITY
OUR PACKAGING
Certified Home Compostable
100% recycled cardboard
NO petroleum-based plastic
OUR MAIN INGREDIENT
100% Organic Buckwheat
70%+ sourced from verified regenerative farms committed to caring for our nation's topsoil

This bread is the answer to so many dieters' no-bread conundrum. But don't just take our word for how delicious our products are— here's some real feedback we've gotten from our thousands of happy customers:



Mary Jean CA
I'm so glad that I can buy this now at Whole Foods Market in NY! The cheesy herb is so delicious and I'm trying to eat more buckwheat!
3
Tim C
I've been trying this bread and I like it! Clean!!
2
Sherri M
Just got my order! OH MY GOODNESS! It is so delicious! Worth every penny.
7
Mary F
I got my sourdough buckwheat today and it tastes great! I am very happy to have bought this!
16
Kathleen W
Just received my first order and I love it!!!
2
ONLY 2 INGREDIENTS!
PACHA
GLUTEN FREE
SOURDOUGH
BUCKWHEAT BREAD
ORIGINAL
Brian H
Got my first loaf in this week and it's great and taste oh so good! Definitely, will be ordering more!
3
LaToya R
Absolutely LOVE this bread!!!
3
Marlie S
I haven't had good toast in 3 years because of dietary issues and then I got Pacha hooray for Avacado toast mornings!
Carol K
I absolutely love this bread! Gluten free, 2 ingredients, low calories!!! I wish you sold it in every store and restaurant!
11

Founded by beloved vegan restaurateurs and successful entrepreneurs

PACHA was founded in 2020 as a joint venture between Boochcraft co-founder Adam Hiner, his wife Maddie Hamann, and a team of local vegan restaurateurs: Trilogy Sanctuary LLC. Trilogy is a beloved rooftop cafe and yoga space in San Diego – one of the only 100% organic eateries in town with an award-winning Vegan / Gluten-Free menu. Because they couldn't find a reliable, high-quality gluten-free bread option, Trilogy used funds from its successful high-volume business model to get PACHA off the ground, and Trilogy became PACHA's

primary investor. Its owners (Joe Caldera, Leila Caldera, Will Buttner, and Brooke Flynn) sit on PACHA's board of directors to advise and assist with business development and raising capital.


OUR TEAM – FOUNDERS
Brooke Flynn
CO-FOUNDER
Co-owner, Trilogy Sanctuary
Certified Permaculture Designer
Will Buttner
CO-FOUNDER
Founder, Cyber Security Systems
Founder, Think Tank Drones
Maddie Hamann
CO-FOUNDER/DIRECTOR
PhD, Scripps Institution of Oceanography
Large-scale installation artist / project manager
Adam Hiner
CO-FOUNDER/CEO
Co-Founder, Boochcraft
Co-Founder, Eco Caters
Leila Caldera
CO-FOUNDER
Co-Founder, Trilogy Sanctuary
Certified Whole Foods Nutritional Counselor
Joe Caldera
CO-FOUNDER
Co-Founder, Trilogy Sanctuary
Co-Founder, Glo Vegan

Day-to-day administration, executive tasks, and marketing teams are managed by husband and wife duo Adam & Maddie, while Maddie's brother Thomas manages the production team...which also includes a three families in its employ! PACHA is truly a family business, and we like it that way. It's part of the reason we aren't looking to raise all this money from some faceless VC!

Our family-run business is a great place to work. We pay 25% above minimum wage, and our employee retention rate is very high because we emphasize and value creating a workplace that supports our employees.

PACHA checks all the boxes


THE ONLY BREAD THAT CHECKS ALL THE BOXES
USDA ORGANIC
Vegan
Paleo-friendly
Sprouted
Nut Free
Binder Free
Seed-Oil Free
No Added Sugar
Plastic Free Package
Certified Regen-erative



Across the board, PACHA checks all the boxes, while our closest competitors fall short. We are the ONLY* gluten-free bread on the market that is certified organic, sprouted, vegan, nut-free, binder-free, PUFA-free, sugar-free, and packaged without plastic; as a result, we appeal to and convert a wide variety of consumer segments, unlike many of our competitors. We are bread for the people who – like our founders – had given up on having bread in their diets. We are a product for people who cringe when they have to throw plastic bags into the trash. We're revolutionizing the gluten-free bread realm, and we are proud to bake healthier, yummier bread for all.

Based on a comparison of the top 6 gluten-free bread competitors that we find are most comparable to our brand and market.

Here's where you come in..

PACHA is opening up a second round of investment here on Wefunder so that the many supporters of our product can be a part of its success and reap the benefits. We are selling ownership units of the LLC at $11 per unit, with a post-money valuation of $11.2 Million.

The money from this round of investment will primarily be used to double down on marketing efforts to expand online and retail sales ($420k). Some will be put towards packaging line improvements ($100k), and some towards innovation on the PACHA cracker line

($100k).

We're so excited about all of the growth, innovation, and good work PACHA is doing right now. Your investment will help us to continue our takeover of the gluten-free aisle, fueling America with nutritious food that is good for the planet. Join us!